Exhibit 7.1

NOVA Chemicals Corporation

Computation of Ratio of Earnings to Fixed Charges (U. S. GAAP)

	Year ended	July 6 -	Jan. 1 -
	Dec. 31,	Dec. 31,	July 5,	Year ended Dec. 31,
	2010	2009(1)	2009(1)	2008(1)	2007(1)	2006(1)
(U.S. dollars in millions)	Successor		Predecessor
Earnings:
Net income from continuing operations	$233	$9	$(236)	$121	$450	$217
Adjustments for minority interest in losses of less than 100% owned affiliates and our equity in undistributed income (losses) of less than 50% owned equity investees	—	—	—	—	—	—
Income tax provision expense (recovery)	120	7	(62)	(63)	46	3
Fixed charges	202	93	102	175	197	194
Capitalized interest, net of amortization of capitalized interest	—	(1)	—	—	(1)	(3)
Total Earnings	$555	$108	$(196)	$233	$692	$411

Fixed Charges:
Interest expense	202	93	102	175	197	194
Pre-tax earnings required to cover preferred stock dividends	—	—	—	—	—	—
Total Fixed Charges	$202	$93	$102	$175	$197	$194

Earnings to Fixed Charges Excess (Deficiency)	$353	$15	$(298)	$58	$495	$217
Ratio of Earnings to Fixed Charges (2) (3)	2.8	1.2	N/A	1.3	3.5	2.1

(1)              Restated to reflect only continuing operations

(2)              For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represent net income from continuing operations adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges, less capitalized interest, net of amortization of capitalized interest.  “Fixed charges” include interest expense (including amortization of bond discounts and debt issue costs, capitalized interest and a representative portion of rental expense) and pre-tax earnings required to cover preferred stock dividends.

(3)              For the period January 1, 2009 to July 5, 2009, earnings were insufficient to cover fixed charges by approximately $298 million, and this ratio is not meaningful.